Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On March 30, 2022, Crane Holdings, Co.’s Board of Directors authorized management to pursue a plan to separate all of Crane’s businesses, other than Crane’s Payment & Merchandising Technologies segment, into a stand-alone publicly traded company. The separation will occur through a distribution to stockholders of Crane Holdings, Co. (which such entity will be renamed “Crane NXT, Co.” following the distribution) all of the shares of common stock of Crane Company, which will own all of Crane’s businesses, other than Crane’s Payment & Merchandising Technologies segment. Following the distribution, Crane NXT, Co. stockholders will own 100% of the shares of Crane Company common stock. Notwithstanding the legal form of the spin-off described in Crane Company’s 2022 Form 10-K, for accounting and financial reporting purposes, Crane’s Payment & Merchandising Technologies segment will be presented as being spun off from Crane. This presentation is in accordance with GAAP and is primarily a result of, among other factors, Crane Company’s (which is the legal spinnee) larger operations, greater tangible assets, greater fair value and greater net sales, in each case, relative to Crane NXT.

The following unaudited pro forma condensed consolidated financial statements give effect to the separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Final Rule became effective on January 1, 2021, and the unaudited pro forma condensed consolidated financial information herein is presented in accordance therewith.

The unaudited pro forma condensed consolidated financial statements consist of an unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 and an unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Crane and the related notes, the supplemental historical audited combined financial statements of Crane Company and the related notes and Item 8 of Crane Company’s 2022 Form 10-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma condensed consolidated statement of operations has been prepared to give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or became effective as of January 1, 2022, the beginning of our most recently completed fiscal year. The unaudited pro forma condensed consolidated balance sheet has been prepared to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred as of December 31, 2022.

The unaudited pro forma condensed consolidated financial statements presented below do not purport to represent what our financial position and results of operations would have been had the Pro Forma Transactions occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations. In addition, the unaudited pro forma condensed consolidated financial statements are provided for illustrative and informational purposes only. The Pro Forma Transactions are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change.

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the following adjustments (collectively, the “Pro Forma Transactions”):

•

the disposition, for accounting purposes, of Crane’s Payment & Merchandising Technologies segment, which we expect to qualify as discontinued operations and is, therefore, presented in the unaudited pro forma condensed consolidated financial statements in accordance with the guidance in ASC 205, Financial Statement Presentation, referred to as ASC (as defined below) 205;

•

the effect of our anticipated post-separation capital structure, including the incurrence of principal indebtedness of an assumed amount equal to $300 million and the expected distribution of an aggregate amount equal to $275 million of cash to Crane NXT, Co.;

•

the inclusion of approximately $52.0 million of non-recurring selling, general and administrative costs and $5.6 million of related tax benefit expected to be incurred in conjunction with the separation and distribution;

•	the pro rata distribution of 100% of our issued and outstanding common stock by Crane Holdings, Co. in connection with the separation; and

•

the impact of the separation and distribution agreement, the tax matters agreement and transition services agreement between Crane Company and Crane NXT, Co. and the provisions contained therein, intended to reflect Crane Company as an autonomous entity.

We have included estimated pro forma adjustments within the Other Transaction Accounting Adjustments column that we expect to incur in conjunction with the spin-off, as further described in Note 2. We intend to enter into the separation and distribution agreement, tax matters agreement, transition services agreement, intellectual property matters agreement, employee matters agreement and other ancillary agreements with Crane NXT, Co. in conjunction with the spin-off. No other expenses are expected to be incurred related to the aforementioned agreements that would result in a pro forma adjustment. To the extent any revisions or modifications to the agreements give rise to material changes, additional pro forma adjustments may be necessary to reflect the impact on our capital structure and the final form of those agreements once executed.

We do not expect to incur any significant transition services costs or income associated with the transition services agreement Crane Company intends to enter into with Crane NXT, Co. As such, no estimates of expenses or income have been presented in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022.

The unaudited pro forma condensed consolidated financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the caption “Forward-Looking Information” preceding Part I of the entitled “Forward-Looking Statements.”

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2022

(in millions, except shares and per share data)

	Historical Crane (Note 1)	Separation of Payment & Merchandising Technologies (Note 1)	Other transaction accounting adjustments (Note 2)		Pro forma as of December 31, 2022
Assets:
Current Assets:
Cash and cash equivalents	$657.6	$(230.6)	$(94.3	) (a)	$332.7
Accounts receivable, net	474.7	(205.0)	—		269.7
Inventory, net	439.8	(145.6)	—		294.2
Other current assets	179.8	(44.4)	—		135.4

Total Current Assets	1,751.9	(625.6)	(94.3)		1,032.0

Property, plant, and equipment, net	509.9	(261.6)	—		248.3
Long-term deferred tax assets	8.3	(5.2)	—		3.1
Intangible assets, net	416.6	(344.9)	—		71.7
Goodwill	1,527.5	(836.6)	—		690.9
Other assets	176.0	(56.7)	—		119.3

Total Assets	$4,390.2	$(2,130.6)	$(94.3)		$2,165.3

Liabilities and Equity:
Current Liabilities
Short-term borrowings	$699.3	$(699.3)	$—		$—
Accounts payable	286.6	(107.9)	—		178.7
Accrued liabilities	464.2	(205.7)	58.9	(d), (g)	317.4
U.S. and foreign taxes on income	38.1	(5.4)	(0.4	) (g)	32.3

Total Current Liabilities	1,488.2	(1,018.3)	58.5		528.4

Long-term debt	543.7	(543.7)	299.5	(b)	299.5
Accrued pension and postretirement benefits	153.2	(21.1)	—		132.1
Long-term deferred tax liability	162.4	(106.1)	—		56.3
Other liabilities	138.7	(38.5)	2.2	(g)	102.4
Commitments and contingencies
Equity:
Preferred shares, par value $0.01; 5,000,000 shares authorized	—	—	—		—
Common shares, par value $1.00; 200,000,000 shares authorized;	72.4	—	—		72.4
Capital surplus	373.8	—	—		373.8
Retained earnings	2,822.8	(535.2)	(454.5	) (e)	1,833.1
Accumulated other comprehensive loss	(503.3)	132.3	—		(371.0)
Treasury stock	(864.3)	—	—		(864.3)

Total Shareholders’ equity	1,901.4	(402.9)	(454.5)		1,044.0

Noncontrolling interest	2.6	—	—		2.6

Total Equity	1,904.0	(402.9)	(454.5)		1,046.6

Total Liabilities and Equity	$4,390.2	$(2,130.6)	$(94.3)		$2,165.3

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2022

(in millions, except per share data)

	Historical Crane (Notes 1 & 3)	Separation of Payment & Merchandising Technologies (Note 1)	Other transaction accounting adjustments (Note 2)		Pro forma Year Ended December 31, 2022 (Note 3)
Net sales	$3,374.9	$(1,339.9)	$—		$2,035.0
Operating costs and expenses:
Cost of sales	2,035.1	(713.7)	—		1,321.4
Selling, general and administrative	797.5	(288.4)	52.0	(d)	561.1
Loss on divestiture of asbestos related assets and liabilities	162.4	—	—		162.4
Restructuring gains, net	10.4	(6.2)	—		4.2

Operating profit	369.5	(331.6)	(52.0)		(14.1)

Other income (expense):
Interest income	3.4	(0.2)	—		3.2
Interest expense	(52.2)	52.1	(19.1	) (c)	(19.2)
Gain on sale of business	232.5	—	—		232.5
Miscellaneous income, net	9.8	(3.1)	—		6.7

Total other income (expense)	193.5	48.8	(19.1)		223.2

Income before income taxes	563.0	(282.8)	(71.1)		209.1
Provision for income taxes	161.9	(52.7)	(12.0	) (f)	97.2

Net income attributable to common shareholders	$401.1	$(230.1)	$(59.1)		$111.9

Earnings per share:
Earnings per basic share	$7.11				$1.98	(h)
Earnings per diluted share	$7.01				$1.96	(i)
Average shares outstanding:
Basic	56.4				56.4	(h)
Diluted	57.2				57.2	(i)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X.

For periods prior to the spin-off, our financial statements are represented by the historical financial statements of Crane. Therefore, historical Crane in the pro forma financial information above represents Crane Holdings, Co. and its consolidated subsidiaries (including Crane Company and its combined subsidiaries) before giving effect to the planned spin-off.

As discussed above, the separation and distribution is being treated as a reverse spin for financial accounting and reporting purposes under GAAP and, as a result, Crane’s Payment & Merchandising Technologies segment is presented as being spun-off from Crane. The Payment & Merchandising Technologies segment is a component of Crane Holdings, Co. that has operations and cash flows that are clearly distinguished operationally and for financial reporting purposes. The separation and distribution will result in the Payment & Merchandising Technologies segment becoming a stand-alone, publicly traded company and represents a strategic shift that will have a major effect on our financial results as we are exiting a significant line of business. The spin-off is not expected to result in the recognition of a gain or loss and will be effected through a pro rata distribution of all of the outstanding shares of Crane Company common stock to holders of Crane Holdings, Co. common stock; however, we will incur separation related expenses which are further discussed in Note 2, “Other transaction accounting adjustments” of the notes to the unaudited pro forma condensed consolidated financial statements. While we are a party to the separation and distribution agreement and other agreements, including the transition services agreement, the tax matters agreement, the intellectual property matters agreement, the employee matters agreement and other ancillary agreements, we have determined that we will not have significant continuing involvement in the operations of Crane NXT after the separation and distribution nor do we expect significant continuing cash flows from Crane NXT after the separation and distribution. The spin-off of the Payment & Merchandising Technologies segment for accounting purposes is presented in accordance with the guidance in ASC 205 and, as such, the unaudited pro forma condensed consolidated statement of operations do not allocate any of Crane’s general corporate overhead expenses to the Payment & Merchandising Technologies segment.

Note 2: Other transaction accounting adjustments

(a)

Cash and cash equivalents: Reflects (1) the estimated proceeds from the issuance of a $300 million three-year term loan expected to be incurred in connection with the spin-off, net of an estimated $275 million expected to be distributed to Crane NXT and approximately $0.5 million of debt issuance costs and (2) net transfers of $118.8 million in corporate cash to Crane NXT expected in connection with the spin-off. See note (b) below.

(b)

Long-term debt: Reflects the estimated issuance of a $300 million three-year term loan, which is expected to be issued at the time of separation, net of debt issuance costs of approximately $0.5 million.

Of the cash proceeds received from the assumed debt issuance, $275 million is assumed to be distributed to Crane NXT. The expected debt balance at the time of the distribution was determined by senior management based on a review of a number of factors, including forecast liquidity and capital requirements, expected operating results and general economic conditions.

(c)

Interest expense: The adjustment of $19.1 million to record estimated interest expense for the year ended December 31, 2022, which assumes the estimated additional debt was obtained on January 1, 2022 and was outstanding for the entire year ended December 31, 2022. This represents approximately $18.9 million of interest expense based on a weighted-average interest rate of approximately 6.3% and approximately $0.2 million of amortization of issuance costs in connection with the incurrence of the estimated debt as described in note (a) above for the year ended December 31, 2022. The interest rate is expected to be based on the Secured Overnight Financing Rate (determined in a customary manner) plus a spread. A 1/8 percent variance in the assumed interest rate would change annual interest expense by $0.4 million.

(d)

As a result of the separation and distribution, we expect to incur approximately $52.0 million of selling, general and administrative separation-related expenses which have not yet been recognized as of the periods presented in the unaudited pro forma condensed consolidated financial information above, primarily related to external third-party advisors, external counsel, bank success fees and tax costs associated with the legal entity separation. For pro forma purposes, these estimates of expenses, which management believes are reasonable, have been presented in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022, assuming the separation and distribution occurred as of January 1, 2022, and have been included within “Accrued liabilities” on the unaudited pro forma condensed consolidated balance sheet as of December 31, 2022. Separation-related expenses of $25.1 million for the year ended December 31, 2022, are included in the historical Crane results above.

(e)	Retained earnings: Represents the retained earnings impact of the unaudited pro forma condensed consolidated balance sheet adjustments included in notes (a), (b), (d) and (g).

(f)

Income tax expense: Reflects $12.0 million for the year ended December 31, 2022, of income tax pro forma adjustments. This adjustment was determined by applying the respective statutory tax rates to pre-tax pro forma adjustments in the applicable jurisdictions.

(g)

Represents approximately $6.9 million and $2.2 million of “Accrued liabilities” and “Other liabilities”, respectively, on the unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 related to the anticipated impact of the Tax Matters Agreement including $0.4 million of certain tax indemnifications between Crane Company and Crane NXT that was reclassified from “U.S. and foreign taxes on income.”

Note 3: Earnings per share

(h)

Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding for the year ended December 31, 2022 reflect the number of shares of Crane Company common stock which are expected to be outstanding upon completion of the distribution. We have assumed the number of outstanding shares of common stock based on the number of Crane Holdings, Co. common shares outstanding at December 31, 2022, and an assumed pro rata distribution ratio of one share of Crane Company common stock for each share of Crane Holdings, Co. common stock. The actual number of shares of Crane Company common stock outstanding may be different from this estimated amount.

(i)

Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect the estimated number of shares of Crane Company common stock that are expected to be outstanding upon completion of the distribution and reflect the potential issuance of shares of Crane Company common stock under our equity plans, based on the distribution ratio of one share of Crane Company common stock for every share of Crane Holdings, Co. common stock. The actual number of shares of Crane Company common stock outstanding may be different from this estimated amount.

Note 4: Discontinued operations

As noted above, due to the significance of Crane’s Payment & Merchandising Technologies segment, its disposition for accounting purposes is expected to qualify as discontinued operations and thus requires retrospective presentation in accordance with ASC 205-20, Discontinued Operations. Unaudited pro forma condensed consolidated statement of operations has been included for the years ended December 31, 2021 and 2020 in accordance with Regulation S-X item 11-02(c)(2)(ii).

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2021

(in millions, except per share data)

	Historical Crane (Notes 1 & 3)	Separation of Payment & Merchandising Technologies (Note 1)	Pro Forma Year Ended December 31, 2021 (Note 3)
Net sales	$3,408.0	$(1,345.1)	$2,062.9
Operating costs and expenses:
Cost of sales	2,120.3	(746.2)	1,374.1
Selling, general and administrative	775.4	(295.0)	480.4
Restructuring gains, net	(16.9)	3.6	(13.3)

Operating profit	529.2	(307.5)	221.7

Other income (expense)
Interest income	1.4	(0.1)	1.3
Interest expense	(46.9)	46.5	(0.4)
Miscellaneous income, net	19.1	(4.7)	14.4

Total other income (expense)	(26.4)	41.7	15.3

Income before income taxes	502.8	(265.8)	237.0
Provision for income taxes	67.4	(26.8)	40.6

Net income attributable to common shareholders	$435.4	$(239.0)	$196.4

Earnings per share:
Earnings per basic share	$7.46		$3.36	(h)
Earnings per diluted share	$7.36		$3.33	(i)
Average shares outstanding:
Basic	58.4		58.4	(h)
Diluted	59.2		59.2	(i)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2020

(in millions, except per share data)

	Historical Crane (Note 1)	Separation of Payment & Merchandising Technologies (Note 1)	Pro forma Year Ended December 31, 2020
Net sales	$2,936.9	$(1,104.8)	$1,832.1
Operating costs and expenses:
Cost of sales	1,930.7	(679.9)	1,250.8
Selling, general and administrative	698.1	(298.7)	399.4
Restructuring charges, net	32.3	(19.1)	13.2
Acquisition-related and integration charges	12.9	(6.5)	6.4

Operating profit	262.9	(100.6)	162.3

Other income (expense)
Interest income	2.0	—	2.0
Interest expense	(55.3)	54.1	(1.2)
Miscellaneous income, net	14.9	(4.8)	10.1

Total other expense	(38.4)	49.3	10.9

Income before income taxes	224.5	(51.3)	173.2
Provision for income taxes	43.4	(17.2)	26.2

Net income before allocation to noncontrolling interests	181.1	(34.1)	147.0
Less: Noncontrolling interest in subsidiaries’ earnings	0.1	—	0.1

Net income attributable to common shareholders	$181.0	$(34.1)	$146.9

Earnings per share:
Earnings per basic share	$3.10		$2.52
Earnings per diluted share	$3.08		$2.50
Average shares outstanding:
Basic	58.3		58.3
Diluted	58.8		58.8